RBC **RosBusinessConsulting**

Securities and Exchange Commission
File No: 82-34864

05.02.2007

07020924

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC to invest $120m in general interest Internet'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC to invest $120m in general interest Internet

Moscow, February 5, 2007. – OAO RBC Information Systems **(RTS, MICEX: RBCI)** announced today that it has received approval from its Board of Directors to invest up to $120m in strategic expansion in the area of general interest Internet in Russia, the former Soviet Union republics and Eastern Europe. The major part of this amount will be spent on significant upfront investments in start-up projects mainly in 2007. The company will also continue its successful acquisition strategy. RBC will focus on the most modern online media, such as online gaming and entertainment sites, dating services, blogs, social networks, email, photo and video sharing services and other projects. Of the total $120m funding available for the Internet expansion, the company will allocate around $10m as venture capital to finance innovative technologies in online media.

RBC's goal is to become a powerful force in digital media and effectively monetize platforms by offering compelling media entertainment services to users and a comprehensive suite of services to advertisers. The key objective is to build an Internet audience consisting of 50 million unique users a month and 10 million users a day in Russia, the former Soviet Union republics and Eastern Europe by the end of 2009. The management expects this investment to lead to annual revenues of $70-100m from general interest Internet by 2010. A large part of the revenue will come not only from advertising sales, but also from service fees.

For this purpose, RBC has established a subsidiary called Mediamir, which will operate all the non-business related Internet properties of the company. Mikhail Gourevitch, who has over 10 years of experience with online projects and has been serving at RBC for 8 years, has been appointed the head of the new Internet business.

RBC operates some of the most popular Web destinations for business-related and general news in Russia, and has a diversified position, with a media footprint in the television, magazine and newspaper businesses. Having significantly improved its strategic position over the past twelve months in general interest Internet via the acquisition of small to medium-sized online resources, RBC currently attracts more than 1.6 million unique visitors per day and 14 million per month. The company will build on its current strengths, proven track record in start-up media projects, experienced execution team and advanced technologies to reach a vast new audience.

"We are opening a new chapter in the company's growth history. The Board firmly believes that the new Internet business will become a key driver for the long-term success of RBC and will position it to be the unequivocal leader in online media entertainment in Russia. We expect a period of heavy investment, which will significantly influence our financial results for about twelve months down the road, but will benefit the company in the following years by delivering excellent returns," said RBC Chairman and CEO German Kaplun. "In the coming months, the company will roll out many new exciting web sites and services with Web 2.0 capabilities for the Russian-speaking Internet community," he added.

"RBC has a strong cash position of about $100m to spend on new Internet projects and acquisitions as necessary. Given our projections, we will be able to make debt payments and have cash on the balance sheet, as our current media business is delivering solid growth and sustainable performance", said Dmitry Belik, RBC Vice Chairman of Finance.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

END